SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                Commission File Number 000-50229
                                                                       ---------

(Check One)
|_| Form 10-K and Form 10-KSB    |_| Form 11-K
|_| Form 20-F                    |X| Form 10-Q and Form 10-QSB    |_| Form N-SAR

      For period ended     March 31, 2005
                           --------------

|_|   Transition Report on Form 10-K and Form 10-KSB
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q and Form 10-QSB
|_|   Transition Report on Form N-SAR

      For the transition period ended N/A


  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant    Falcon Natural Gas Corp.

         Former name if applicable


         Address of principal executive office
         Westchase Center, 2500 City West Boulevard, Suite 300
         -----------------------------------------------------

         City, State and Zip Code    Houston, Texas 77042

                                     PART II
                             RULE 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, -SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Due to unanticipated delays in assembling information needed to complete this Quarterly Report on Form 10-QSB we are unable to file within the prescribed time period.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact with regard to this notification.

      Scott E. Rapfogel Esq.             (212)               400-6900
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                                      (Area Code)       (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no,
identify report(s). Yes |X|   No |_|

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes |_|  No |X|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                            Falcon Natural Gas Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: May 12, 2005



                                     By: /s/ Massimiliano Pozzoni
                                         Name:    Massimiliano Pozzoni
                                         Title:   Vice President, Secretary
                                                  And Treasurer